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            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.   20549

                         FORM 12b-25

                                COMMISSION FILE NUMBER  0-22423
                                                        -------

                NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ]  Form 11-K [  ] Form 20-F
              [ ] Form 10-Q [  ] Form N-SAR
              For Period Ended:  June 30, 1998
              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended: _______________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this Form shall be Construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________________________________________
PART I -- REGISTRANT INFORMATION

HCB Bancshares, Inc.
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Full Name of Registrant


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Former Name if Applicable

237 Jackson Street
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Address of Principal Executive Office (Street and Number)

Camden, Arkansas  71701
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if
appropriate)  [   ]

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreason-able effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     See attached press release (Exhibit A)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Vida H. Lampkin      (870)             836-6841
        ---------------   -----------      ------------------
          (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).   [ X ] YES [  ]  NO
     ___________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ X ] YES [  ]  NO

         See Consolidated Financial Statements (Exhibit B)

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_________________________________________________________________

                         HCB BANCSHARES, INC.
_________________________________________________________________
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 1998       By /s/ Vida H. Lampkin
                               ---------------------------
                               Vida H. Lampkin, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                    GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
   Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
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4. Amendments to the notifications must also be filed on form
   12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electric Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Subsection 232.201 or Subsection 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Subsection 232.13(b) of this chapter).

EXHIBIT A

PRESS RELEASE                       FOR IMMEDIATE RELEASE
                                    ---------------------
                                    For More Information Contact:
                                    Vida H. Lampkin
                                    (870) 836-6841
                                    September 28, 1998


                        HCB BANCSHARES, INC.
             ANNOUNCES FORM 10-K FILING WILL BE LATE


    HCB Bancshares, Inc. (the "Company"), headquartered in Camden, Arkansas, announced today that it will not file its Annual Report on Form 10-K by its due date of September 28, 1998. Vida H. Lampkin, President of the Company, stated that the reason for the filing delay related to the preparation of audited financial statements at and for the year ended June 30, 1998.
Ms. Lampkin explained, "In a previous filing on June 25, 1998, we disclosed that we had dismissed our previous independent auditors and identified a new independent auditor with whom we intended to commence discussions regarding their possible engagement. Since that date, we have been unable to reach an agreement with the proposed independent auditor and have terminated discussions with them. Prior to engaging a new independent auditing firm, we have determined to conduct, with the assistance of a consultant, a review of our internal accounting systems. That review is expected to be completed within two weeks, at which time we will engage a new independent auditor. Following the engagement of the new independent auditor, we expect to complete the audit and file our Annual Report on Form 10-K, including audited financial statements, for our fiscal year ended June 30, 1998," continued Ms. Lampkin. No information has come to the Company's attention that would lead it to believe that any of the Company's previously published financial statements are inaccurate in any material respect.


    HCB Bancshares, Inc. is the holding company for Heartland Community Bank, which conducts business through its main office located in Camden, Arkansas and four branch offices located in Camden, Fordyce, Monticello and Sheridan, Arkansas and a loan production office in Bryant, Arkansas.

     At June 30, 1998, the Company had total assets of $250 million, total deposits of $141 million and stockholders' equity of $37 million. The Company's common stock is listed on the Nasdaq National Market System under the symbol "HCBB".
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EXHIBIT B
                HCB BANCSHARES, INC. AND SUBSIDIARIES
          Consolidated Statements of Financial Condition
                      June 30, 1998 and 1997
                        (Unaudited)


                                                           June 30,
                                                ----------------------------
                                                    1998           1997
                                                ----------------------------
                  ASSETS
Cash and due from banks                         $  1,706,084       1,182,210
Interest-bearing deposits                          4,304,236      18,273,882
Loans receivable (net of allowance for
  loan losses of $1,475,555 and $1,492,473,
  respectively)                                  104,722,201      98,642,635
Investment securities available for sale          40,775,807      16,155,755
Mortgage-backed securities
  Available for sale                              58,693,517      20,090,406
  Held to maturity (estimated market value
    of $27,626,639 and $36,194,353,
    respectively)                                 27,638,593      35,869,295
Stock in FHLB                                      3,448,900       1,246,500
Interest receivable                                2,076,845       1,339,455
Foreclosed assets                                     24,001          36,179
Land held for resale                                 130,000         130,000
Premises and equipment                             5,070,526       4,963,006
Goodwill                                                  --       1,415,223
Other assets                                       1,548,804       1,021,232
                                                ------------    ------------
      Total assets                              $250,139,514     200,365,778
                                                ============    ============

    LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Deposits                                      $141,418,706     151,208,763
  Advances from borrowers for
    taxes and insurance                              203,852         209,140
  Advances from FHLB:
    Short-term advances                           10,092,900              --
    Long-term advances                            57,992,982      10,000,000
  Other borrowings                                   320,000         400,000
  Accrued interest payable                           314,425         410,477
  Other liabilities                                2,568,290         397,885
                                                ------------    ------------
     Total liabilities                           212,911,155     162,626,265
                                                ============    ============

Stockholders' equity
  Common stock, $.01 par value, authorized
    10,000,000 shards; issued and outstanding,
    2,645,000 shares                                  26,450          26,450
  Additional paid-in capital                      25,741,277      25,770,666
  Note receivable from ESOP                       (2,116,000)     (2,116,000)
  Unearned MRP awards                               (625,487)             --
  Retained earnings, substantially restricted     14,148,212      14,091,750
  Other comprehensive income:
    Unrealized gain(loss) on securities
      available for sale, net                         53,907         (33,353)
                                                ------------    ------------
      Total stockholders' equity                  37,228,359      37,739,513
                                                ------------    ------------
        Total liabilities and stockholders'
          equity                                $250,139,514    $200,365,778
                                                ============    ============
/TABLE
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                HCB BANCSHARES, INC. AND SUBSIDIARIES
                Consolidated Statements of Earnings
                            (Unaudited)

                                                    For the Year Ended
                                                           June 30,
                                                --------------------------
                                                    1998           1997
                                                --------------------------
Interest income
  Loans                                        $ 8,755,280        8,018,617
  Investment securities                          1,701,393          862,789
  Mortgage-backed securities                     3,842,605        3,502,965
  Other interest income                          1,000,690          663,634
                                               -----------      -----------
      Total interest income                     15,299,968       13,048,005

Interest expense
  Deposits                                       7,267,701        7,534,445
  Borrowings from FHLB                           1,644,595          636,337
  Other borrowings                                  25,000           25,000
                                               -----------      -----------
      Total interest expense                     8,937,296        8,195,782
                                               -----------      -----------
      Non interest income                        6,362,672        4,852,223
Provision for loan losses                           24,000          221,671
                                               -----------      -----------
      Net interest income after
        provision for loan losses                6,338,672        4,630,552
                                               -----------      -----------
Noninterest income
  Service fees on deposits                         284,817          190,135
  Other service fees and commissions                34,744           22,690
  Gains (losses) on sales of assets
    available for sale or held for sale             78,036          (12,445)
  Gains on sales of foreclosed assets               12,437           18,911
  Insurance fees and commissions                    16,916           29,063
  Other income, net                                378,998          110,382
                                               -----------      -----------
      Total noninterest income                     805,948          358,736
                                               -----------      -----------
Noninterest expense
  Compensation, payroll taxes and
    fringe benefits                              3,228,109        2,387,989
  Occupancy and equipment                          604,305          366,596
  Communication, postage, printing and
    office supplies                                435,332          307,353
  Deposit and other insurance premiums             153,912        1,129,823
  Marketing                                        156,433          196,422
  Expenses of officers, directors and
    employees, including directors' fee            381,399          190,889
  Data processing expense                          398,595          268,435
  Amortization of goodwill                         104,383          160,073
  Professional fees                                486,104          461,355
  Foreclosed property expense                        5,023           32,857
  Other expenses                                   256,193           77,140
                                               -----------      -----------
      Total noninterest expense                  6,209,788        5,578,932
                                               -----------      -----------
      Earnings (loss) before income tax
        expense (benefit)                          934,832         (589,644)
Income tax expense (benefit)                       351,295         (166,645)
                                               -----------      -----------
       Net earnings (loss)                     $   583,537         (422,999)
                                               ===========      ===========
       Earnings per common share               $      0.22            (0.12)
                                               ===========      ===========